UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER, 23, 2014

Date, time and place: Held on October 23, 2014, at 02:00 p.m., at L’Hotel, located at Alameda Campinas, 266, Jardim Paulista, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: Present all active members of the Company’s Board of Directors: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto e Raul Calfat.

Meeting Board:	Mr. José Luciano Duarte Penido — President of the Meeting.
Ms. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: According to the terms of the article 17, IX of Company’s Bylaws, approve the nomination, in accordance with the Statutory Audit Committee’s recommendation, of Baker Tilly Brasil Auditores Independentes S/S, as Company’s independent auditing firm for the term of 3 years, counted from the first quarter of 2015 fiscal year on, in replacement of PricewaterhouseCoopers Auditores Independentes.

Resolutions: After discussion and analysis of the matters included on the Agenda, the attended Directors, unanimously decided to, without reservations and/or qualifications:

(i)                 Approve the nomination, in accordance with the Statutory Audit Committee recommendation, of Baker Tilly Brasil Auditores Independentes S/S, as a Company’s independent auditing firm for the term of 3 years, counted from the first quarter of 2015 fiscal year on, in replacement of PricewaterhouseCoopers Auditores Independentes (“PwC”). The nomination of Baker Tilly has the purpose to comply with the provisions of article 31 of CVM Instruction no. 308/99, amended by CVM Instruction no. 509/11, sets forth the mandatory rotation of the independent auditing firm. The PwC has expressed its consent in respect of the justification of its replacement, in accordance with article 28 of such Instruction.

Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Raimundo); Marcos Barbosa Pinto e Raul Calfat;e Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, October 23, 2014.

We certify that the present minuteis a true copy of the originalwhich is filed at the Company’s headquarters.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO